INVEST IN **WHITECLOUDS**

Next-Gen 3D Printing and Fabrication


whiteclouds

whiteclouds.com Ogden UT

Entertainment | Technology | Retail | B2B | B2C

Highlights

1. 💸 $17 MILLION in lifetime revenues. $5.6 MILLION run rate.
2. ⭐ Over 3,600 customers, which includes 85 Fortune 1000 companies
3. 💰 Reached profitability with Gross Profit Margins of 80% - YoY average order size increased 77%
4. 💡 Repeat Founder/CEO - Prior Exit of $172 Million (Purch) - CEO of the year by Utah Technology Council
5. 📈 Explosive 3D Printing Industry Growth. $69 BILLION by 2025
6. 🔥 Raised $9.6 MILLION in funding

Our Team



Jerry Ropelato CEO

Jerry founded Purch, an Internet Technology Media company, which exited for $172M. His career has spanned IT, product development, and manufacturing. He has a BS in Technology, has authored two technology books, and loves to coach basketball.



Jared Page VP of Marketing

spanned IT, product development, and manufacturing. He has a BS in Technology, has authored two technology books, and loves to coach basketball.



Jared Page VP of Marketing

Jared has 25 years experience in design and marketing and 10+ years experience as Director of Revenue Optimization and Website General Manager. He was a co-founder of $172M Purch. He has a BA in Graphic Design and breeds dart frogs as a hobby.



Garrett Douglas VP of Sales

16 years of sales experience. 10+ years in sales management and developing processes. 15 years in the office technology / printer supply industry. He loves basketball, pickleball, and outdoor sports.



Lesa May Controller

25+ years of working accounting experience. 25+ years of management experience. Set-up 17 companies with new accounting programs to increase efficiency and accuracy of information. BS Degree in accounting.



Wayne Ropelato Production Manager

Prior to 5 years of 3D Production management at WhiteClouds, Wayne has spent decades in management in Ecommerce Operations, Warehousing, Manufacturing, and Autobody. Wayne has an AS in Automotive Engineering and is an avid golfer.



Kelly Root 3D Digital Design Manager

15 years of digital 3D experience. 7 years in design management. Kelly has a BA in Film and Media Arts with an emphasis in Computer Animation.

Our Pitch

After a successful exit with a startup Internet media company that grew to over 100 million monthly Internet visitors, our founder, Jerry, looked to emerging technologies for his next company. With his love for building things and the potential of 3D printing for changing lives, it was a perfect fit. He thought it would be an easy process to get started and to hire the expertise needed. He and the other co-founders were wrong.

It took a few years to match quality 3D printing with existing technology and equipment, build up expertise, and identify the correct markets. Now that the startup years have passed, we are ready to scale for the masses. This is why we are doing this Wefunder project.


WHO WE ARE
whiteclouds
In business since 2013, we are experienced
in the 3D print and digital fabrication industry.
We use 3D technologies to fabricate a wide-range of finished products, but the key ingredients are *innovation*, *craftsmanship* and *creativity*.
7 ft tall 3D-printed replica of an action toy figure for a Comicon event
SPECIALIZING IN THE XTRAORDINARY
Xtra-Personalized, Xtra-Customized, Xtra-Large, Xtra-Complex, Xtra-Unique, Xtra-Cool

BREAKING NEWS:

- WhiteClouds will fabricate 3D point-of-purchase "Kona Bus" displays for Kona Brewing Big Wave Beer (Anheuser-Busch). Each bus display is 4'x4'x2'.
- WhiteClouds renews annual contract with Heart of America as supplier of inspirational 3D letters for classrooms across America.

THE PROBLEM:


whiteclouds
THE PROBLEM
TRADITIONAL FABRICATION METHODS ARE COSTLY, SLOW OR POOR QUALITY FOR CUSTOM AND PERSONALIZED PRODUCTS.



NEW SOLUTIONS:


THE SOLUTION
NEW 3D TECHNOLOGY ADVANTAGES FOSTER INNOVATION
Flexible / Customizable Design
Rapid Prototyping
Print on Demand
Strong and Lightweight Products
Fast Design and Production
Environmentally Friendly / Minimal Waste
Cost Effective
Shifts power to designers
whiteclouds

What makes us unique from most other additive manufacturing companies is that WhiteClouds uses 3D printing and other 3D fabrication technologies to fabricate the finished end-product, NOT just creating parts, prototypes, and knick-knacks.


MISSION STATEMENT
OUR MISSION IS TO BE AT THE FOREFRONT OF TECHNOLOGY AND INNOVATION TO MAKE 3D PRODUCTS BIGGER, BETTER, CHEAPER, AND FASTER.
DREAM!
whiteclouds
This little dragon boy was a promotional piece for an upcoming children's book. At three feet tall and 45 lbs., it's as if he has magically stepped out of his storybook and into real life.

3D Printing Technologies

Leading the 3D cloud services market for finished end-use products, with one of the largest 3D printing farms in the world, every product is personalized with Next-Gen 3D technology. We use multiple 3D printing and other fabrication technologies to create these extraordinary end-use products.


3D Fabrication Technology
DIGITAL MANUFACTURING
POWDER BED FUSION
STEREOLITHOGRAPHY
SOFTWARE
3D DESIGN
CASTING
CLOUD
SCANNING
DESIGN
PRINTING
THERMOFORMING
ROLL FORMING
VAT POLYMERIZATION
3D
HARDCOAT
MIG WELDING
MULTI JET FUSION
SELECTIVE LASER SINTERING
PLASMA CUTTING
HOT WIRE CUTTERS
METAL BENDING
FUSED DEPOSITION MODELING
ADDITIVE MANUFACTURING
Watch on YouTube

OUR WORK SAMPLES AND INDUSTRIES:

The Healthcare industry is a perfect demonstration of how we have used new technology to innovate procedures and save lives. For example, a model brain-with-tumor based on a patient's personal MRI or a veterinary model used in pre-surgical planning for a dog with angular limb deformity. We even assisted by providing a model for surgery on an endangered rhino at the Brookfield Zoo. Our hinge-and-slice models allows for examining specific areas of interest in more detail by evaluating various slices of the organ.


OUR WORK
whiteclouds
HEALTHCARE
Our Work Has Helped Save Lives
Physicians use our patient-specific 3D Printed Models to prepare for complex surgeries
Veterinarians use our 3D printed models for surgery planning.
Medical Device prototypes, replicas, inventions and products can be 3D printed.


WhiteClouds Healthcare 3D Printing in the News
Click to watch videos
Ella's 3D Heart at Primary Children's Hospital
Utah Mom Survives Kidney Cancer Thanks to 3D Printing
Weber County Girl Gets New 3D Prosthetic Hand
Carolina Panther Thomas Davis to make History with 3D Printed Brace for Super Bowl

Our character models are often employed at trade shows or other "in-person" type experiences. WhiteClouds utilizes advanced 3D printing technologies along with traditional 3D manufacturing processes to create original, high-quality character models. One of our recent statues debuted at San Diego ComicCon in November 2021 - a 7-foot replica of a toy action figure of a Captain America Ironman suit.


OUR WORK
ENTERTAINMENT
Our Work Brings Characters to Life
Corporate Events
Gaming Conventions
Movie Props
Themed Decor
Selfie Backgrounds
Product Replicas
Game Dioramas

In the Architecture industry, our work projects have varied from a 38-foot metal Bear Down signage for the University of Arizona, 3D-printed architectural models, 3D-printed raised-relief topography models of any terrain across or under the world (and solar system), to exquisitely detailed 18-foot dioramas of college campuses and museum properties.


OUR WORK
whiteclouds
ARCHITECTURE
Our Work Inspires
Dioramas, Residential models, Corporate Models, Topographies, Terrain Maps and more..



Topography of the Red Sea Floor
38 foot metal letter installation @ University of Arizona campus
DOWN
Cutaway Custom Home Miniature Model

Nothing pulls in visitors more than a unique, larger-than-life 3D physical display at an event, convention or trade show.



OUR WORK
whiteclouds
EVENTS
Our Work Draws a Crowd
We have as clients, the top 4 largest trade show agencies
Custom signage, large letters metal letters, props, thrones, statues, product replicas, backgrounds.
Disney Holiday Dance Party 2019 Props
Metal Zone
MT-2w
WAZA CRAFT

It is often hard to visualize a 3D object, like a plant or factory model or a large piece of equipment or machinery based on 2D imagesa. It also might not be practical to transport a 20-ton piece of equipment to each convention. Now, with modern fabrication technologies, models are created in less time, are more affordable, more accurate, much lighter and manageable, and have a higher level of detail than ever before. Models with cutaway views, take-apart features, interactive features, moving parts and advanced lighting scenarios allow a customer to create immediate engagement and a long-lasting impression.



OUR WORK
whiteclouds
INDUSTRIAL
Our Work Puts Innovation on Display
Prototypes
Building Plans
Cutaways
Machine Replicas
Data Models



OUR WORK
whiteclouds
DECOR
Our Work Makes a Statement
Office, Retail, and Home Decor
Custom Art
Museum Displays

FINANCIAL GROWTH:

In 2021, our focus has been on scalable growth and diversified revenue streams. Our production queue in Q4 2021 was our largest ever, by almost 50%.


FINANCIAL GROWTH
whiteclouds
2021 REVENUE
$1,400,000
$1,050,000
$700,000
$350,000
$0
Q1
Q2
Q3
Q4
Profitable
5 YR PROJECTIONS
These are future projections only and cannot be guaranteed
$60,000,000
$45,000,000
$30,000,000
$15,000,000
$0
2021
2022
2023
2024
2025
2026

As we began 2020, our main company goal was to get to annual profitability. We started strong with February producing our largest profitable month in the company's history, but then COVID hit. Even with COVID, we did succeed in hitting a goal of reaching positive EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization). We were also really pleased with reducing our cost of goods sold and improving our gross margin. Our positive EBIDTA trend continued for 2021. The chart below demonstrates our improvements over the last 6 years:


FINANCIAL GROWTH
whiteclouds
EBIDTA IMPROVEMENTS
$1,250,000
$0
-$1,250,000
-$2,500,000
-$3,750,000
-$5,000,000
2016
2017
2018
2019
2020
2021
GROSS MARGIN % IMPROVEMENTS
100%
80%
60%
40%
20%
0%
2016
2017
2018
2019
2020
2021

CUSTOMERS:

Our customers include 85 Fortune 1000 companies

Here are a few of the major brands who have used WhiteClouds' service and technology to personalize and specifically tailor their 3D models and displays.


FINANCIAL SERVICES
TECHNOLOGY
RETAIL
MEDIA /ENTERTAINMENT

GAMING

SPORTS

INTERNET

TRANSPORTATION

FOOTWEAR

GOVERNMENT / DEFENSE

MANUFACTURING

FOOD

AGENCIES

CONSTRUCTION

EDUCATION

HEALTHCARE


AVERAGE ORDER SIZE
$10,000
$7,500
$5,000
$2,500
$0
2019
2020
2021
CUMULATIVE CUSTOMERS
3,600
2,700
1,800
900
0
2017
2018
2019
2020
2021

MARKET GROWTH:

The sky's the limit with the core markets of our business, in terms of demand, growth opportunities and potential exits.


MARKET GROWTH
whiteclouds
3D PRINTING
$15B market growing at 24% to $69B by 2028*
whiteclouds
DECOR
$692B market growing at 4% to $839B by 2027**
3D CNC MACHINING
$2.1B market growing at 15% to $4B by 2027***
* Fortune Business Insights - forecasts 2021 to 2028
** Grandview Research - forecasts 2019 to 2021
*** Allied Market Research - forecasts 2019 to 2027

> ***"VC checkbooks, meanwhile, have been wide open. In the past year, VCs have invested over $600 million in at least 45 startups devoted to 3D-printing technology or making products with 3D printers, per Crunchbase data."***
> ***Crunchbase - September 2020***

> ***"3D printing continues its industrialization journey despite the outbreak of the COVID-19 pandemic. It is supporting the battle against the COVID-19 pandemic."***
> ***ReportLinker.com - August 2020***


CORE COMPETENCIES
whiteclouds
3D PRINTING & SOFTWARE
On-demand production
Full-Color 3D Printing Capabilities
Proprietary processes for pre and post production
Patent for "Method and System for 3-D Printing Product Customization"
DESIGN AND RENDERING
World class expertise in creating and optimizing high quality production-ready digital 3D models
3D Digital Design Expertise
Large set of Data Retrieval tools for design enhancements
Design Workflow and digital proofing
ADVANCED MANUFACTURING
3D Printing
CNC
Laser and Plasma Cutting
Diverse materials expertise including plastics, wood, foam, latex, vinyl and metals
Post-production innovative methods developed

GROWTH OPPORTUNITIES:


SIGNIFICANT GROWTH AND UPSIDE OPPORTUNITIES
whiteclouds
EXPAND GEOGRAPHICALLY
E-COMMERCE
Multiple production centers
EXPAND
GROW
EXPAND


EXISTING
CUSTOMERS
CUSTOMER
BASE
Expand salesforce
Expand use cases
Expand deployments
Re-marketing
Expand salesforce
Search Engine Marketing
Content Creation
Lead Generation
Social Media
Expand 3D fabrication technologies & partnerships
Expand materials
Additional automation
Increase customer wallet share
Expand products
Expand use cases
Mass production
Content Production
Affiliate Marketing
Social Media
International Shipping


WHAT'S NEXT?
whiteclouds
WITH FOOTHOLDS ALREADY IN MANY INDUSTRIES, WE INTEND TO EXPAND OUR PRODUCT DEVELOPMENT FOR E-COMMERCE TO THE MASSES
(e.g. the $692B billion global decor market)
whiteclouds

Forward-looking projections cannot be guaranteed.

In early 2021, we began testing the e-commerce consumer market for one-of-a-kind projects that combined our skills, expertise and uniqueness. With our passion for Space and recent achievements on Mars, we started with a 3D-relief, tactile Mars terrain topographies. We achieved our funding goal in less than 12 hours. This is only the beginning, and a prime example of how new technologies can bring exclusive products to the masses in the fast-growing market of decor. We currently have many more products in development.


CASE STUDY
MARSCAPES
Kickstarter Project for the masses
Commemorating the 50th Anniversary of Mariner 9's Mission to Map Mars with a Captivating Collection of 3D Raised Mars Landscape Home Decor Art
Achieved funding goal in less than 12 hours
One example of many products in development
IN COMMEMORATION OF
MARINER 9
50
FIRST OF ITS KIND
MARSCAPES
Stunning 3D Decor of Mars Surface

PEOPLE LOVE OUR WORK:

We fabricate really cool stuff. People like to talk about it, share it, and browse our website. Our social presence has a very loyal following, and with our new content creation activities, we only expect that to grow.


SOCIAL PRESENCE
whiteclouds
243K
SOCIAL MEDIA FOLLOWERS
1.1M
MONTHLY SOCIAL MEDIA IMPRESSIONS

WHY SHOULD YOU INVEST?

As you can see below, 3D printing companies are earning sky-high valuations compared to revenues. Demand is only increasing year by year and technology advances in 3D fabrication continues to improve.


MARKETPLACE
COMPARATIVE VALUATIONS
Xometry
$2.1B
IPO in June 2021 at 90x net revenues
VELO3D
$1.7B
SPAC in Sep 2021. Now trading at 72x revenues
3D HUBS
$330M
Acquired in 2021 at 11.2x revenue
VS.
whiteclouds
$24M
5x run-rate*
* Based on 2H (not audited)

We have never been more optimistic about our future. Some really exciting things are happening. Your investment will be instrumental in catapulting us forward in this 3D world!!!


JOIN US
and 1,181 other INVESTORS
6 foot tall 3D-printed statue

Downloads

Investor deck Whiteclouds.pdf